June 28, 2024 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Manufacturing 100 F Street NE Washington, D.C. 20549	Orrick, Herrington & Sutcliffe LLP 222 Berkeley St. Suite 2000 Boston, MA 02116 +1 (617) 880-1800 orrick.com Albert W. Vanderlaan E avanderlaan@orrick.com D +1 617-880-2219

Attn:	Thomas Jones

Jay Ingram

Re:	Serve Robotics Inc. Registration Statement on Form S-1 Filed June 7, 2024 File No. 333-280071

Ladies and Gentlemen:

On behalf of our client, Serve Robotics Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1 that was filed with the Commission on June 7, 2024 (the “Original Registration Statement”), contained in the Staff’s letter dated June 25, 2024 (the “Comment Letter”).

The Company has publicly filed via EDGAR its Amendment No. 1 to the Registration Statement on Form S-1 (“Amendment No. 1,” and together with Original Registration Statement, the “Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-1 filed June 7, 2024

Management’s Discussion and Analysis, page 38

1.	Please include in your registration statement financial statements for the quarterly period ended March 31, 2024. Also, update your disclosure to include a management’s discussion and analysis of financial condition and results of operations for the fiscal year ended December 31, 2023. For guidance, refer to Instruction 1 to paragraph (b) of Item 303 of Regulation S-K, which requires the discussion to cover the periods covered by the financial statements included in the filing.

Response: We have included in the Amended Registration Statement financial statements for the quarterly period ended March 31, 2024. Furthermore, we have revised our disclosure on pages 43-44 of the Amended Registration Statement in response to the Staff’s comment.

Exhibit Index, page II-7

2.	Your legality opinion filed as Exhibit 5.1 relates to 4,813,041 shares of common stock being offered by selling stockholders. However, it appears from the disclosure on the cover page of this registration statement that 2,708,479 shares of common stock are issuable upon exercise of warrants. Please file a revised opinion that indicates, if true, that the shares of common stock when issued will be validly issued, fully paid and nonassessable.

Response: We have revised our legality opinion filed as Exhibit 5.1 to the Amended Registration Statement in response to the Staff’s comment.

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June 28, 2024

Please do not hesitate to contact Albert Vanderlaan at (617) 880-2219 of Orrick, Herrington & Sutcliffe LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Orrick, Herrington & Sutcliffe LLP

Orrick, Herrington & Sutcliffe LLP

cc: Ali Kashani, Serve Robotics Inc.